SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of February, 2007

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


      Indicate by check mark  whether the  registrant  files or will file annual
reports under cover of Form 20-F or Form 40-F.  Form 20-F  X   Form 40-F __

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Materials Contained in this Report:

I. Press release dated February 6, 2007 with respect to the registrant's results of operations for the third fiscal quarter of the 2007 fiscal year ended December 31, 2006.

II. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations for the third fiscal quarter of the 2007 fiscal year ended December 31, 2006:


      o   FY2007 Third Quarter Consolidated Financial Results

      o   Financial Results for the Nine Months ended December 31, 2006

      o   Highlights of Consolidated Financial Results

      o   Financial Summary

      o Supplemental Material for Financial Results for the three months ended December 31, 2006 (Consolidated)

      o Supplemental Material for Financial Results for the three months ended Decmber 31, 2006 (Unconsolidated)

                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  Toyota Motor Corporation



                                  By: /s/ Takuo Sasaki
                                      -------------------------
                                      Name:  Takuo Sasaki
                                      Title: General Manager of
                                             Accounting Division



Date:  February 6, 2007